

09065072

# U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

| ANNUAL AUDITED REPORT<br><br>FORM X-17 a-5<br>PART III | FACING PAGE<br>Information Required of Broker and Dealers<br>Pursuant to Section 17 of the Securities<br>Exchange Act of 1934 and Rule 17a-5 Thereunder | SEC FILE NO.<br><br>8-32450 |
|---|---|---|

REPORT FOR THE PERIOD BEGINNING – NOVEMBER 1, 2008 (MM/DD/YY) AND ENDING OCTOBER 31, 2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HEPFNER SECURITIES CORP.



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 0 7 2009
BRANCH OF REGISTRATIONS
AND
10 EXAMINATIONS


Official Use Only

Firm ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

3554 LEXINGTON DRIVE
(No. and Street)

| AUBURN HILLS | Michigan | 48326 |
|---|---|---|
| (City) | (State) | (Zip) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALEX H.HEPFNER, JR. 248-377-4160
(Area Code – Telephone No)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

| Rehmann Robson | 5750 New King Street, Suite 200 | Troy | MI | 48098 |
|---|---|---|---|---|
| | (Number and Street) | (City) | (State) | (Zip Code) |

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

❖ Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410(1-78)

# OATH OR AFFIRMATION

I, Alex H. Hepfner, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Hepfner Securities Corp., as of October 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Pres.

Title

Notary Public

PATRICIA A. RIGHETTINI
NOTARY PUBLIC, STATE OF MI
COUNTY OF OAKLAND
MY COMMISSION EXPIRES Apr 9, 2012
ACTING IN COUNTY OF OAKLAND

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **N/A**
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3. **N/A**
- [X] (j) A Réconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1. and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. **N/A**
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. **N/A**
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control.

DURING OUR AUDIT, NOTHING CAME TO OUR ATTENTION TO INDICATE THAT THE COMPANY WAS IN VIOLATION OF THE EXEMPTIVE PROVISIONS 15-(3-3X2.1).

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

# HEPFNER SECURITIES CORP.
**Auburn Hills, Michigan**

**FINANCIAL STATEMENTS**
**AND**
**SUPPLEMENTARY INFORMATION**
**AND**
**INDEPENDENT AUDITORS' REPORT ON**
**INTERNAL CONTROL**
**REQUIRED BY SEC RULE 17a-5**

**For the Year Ended**
**October 31, 2009**

# HEPFNER SECURITIES CORP.

## TABLE OF CONTENTS

Rehmann

5750 New King St., Suite 200
Troy, MI 48098
Ph: 248.952.5000
Fx: 248.952.5750
www.rehmann.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

November 24, 2009

Board of Directors
Hepfner Securities Corp.
Auburn Hills, Michigan

We have audited the accompanying statement of financial condition of ***Hepfner Securities Corp.*** (the "Company") as of October 31, 2009, and the related statements of income, shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Hepfner Securities Corp.*** as of October 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital on page eight is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



# HEPFNER SECURITIES CORP.

## STATEMENT OF FINANCIAL CONDITION

## OCTOBER 31, 2009

### ASSETS

| | |
|---|---|
| **Cash and cash equivalents - (equal to total assets)** | **$ 7,043** |

### SHAREHOLDER'S EQUITY

| | |
|---|---|
| **Shareholder's equity** | |
| Common stock - $1 par value; authorized | |
| 50,000 shares, issued and outstanding 3,570 shares | $ 3,570 |
| Retained earnings | 3,473 |
| **Total shareholder's equity** | **$ 7,043** |

The accompanying notes are an integral part of these financial statements.

## HEPFNER SECURITIES CORP.

### STATEMENT OF INCOME

### YEAR ENDED OCTOBER 31, 2009

| | |
|---|---|
| **Revenues** | |
| Commissions and fees | $ 79,208 |
| Miscellaneous income | 350 |
| **Total revenues** | **79,558** |
| **Expenses** | |
| Management fees | 67,604 |
| Other operating expenses | 11,954 |
| **Total expenses** | **79,558** |
| **Net income** | **$ -** |

The accompanying notes are an integral part of these financial statements.

# HEPFNER SECURITIES CORP.

## STATEMENT OF SHAREHOLDER'S EQUITY

## YEAR ENDED OCTOBER 31, 2009

| | Common Stock | | | |
|---|---|---|---|---|
| | Number of Shares | Amount | Retained Earnings | Total |
| **Balances, November 1, 2008** | **3,570** | **$ 3,570** | **$ 3,473** | **$ 7,043** |
| Net income | - | - | - | - |
| **Balances, October 31, 2009** | **3,570** | **$ 3,570** | **$ 3,473** | **$ 7,043** |

The accompanying notes are an integral part of these financial statements.

# HEPFNER SECURITIES CORP.

## STATEMENT OF CASH FLOWS

## YEAR ENDED OCTOBER 31, 2009

| | |
|---|---|
| **Cash flows from operating activities** | |
| Cash received from customers | $ 79,558 |
| Cash paid to suppliers | (79,558) |
| **Net change in cash - operating activities** | - |
| Cash and cash equivalents - November 1, 2008 | 7,043 |
| **Cash and cash equivalents - October 31, 2009** | **$ 7,043** |

The accompanying notes are an integral part of these financial statements.

# HEPFNER SECURITIES CORP.

## NOTES TO FINANCIAL STATEMENTS

## 1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

Hepfner Securities Corp. (the "Company") was incorporated on September 20, 1984, under the laws of the State of Michigan. The Company is registered with the U.S. Securities and Exchange Commission and the Financial Industry Regulation Authority ("FINRA"). The Company is a broker-dealer that introduces transactions and accounts on a fully-disclosed basis and does not carry customer accounts or hold customer securities.

### Cash and Cash Equivalents

Cash and cash equivalents includes commercial checking and savings accounts.

### Revenue Recognition

Commissions and fee income are recognized on a trade date basis.

### Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and federal income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes can arise from temporary basis differences principally related to the timing of recognition of revenue and expenses. The accrual basis of accounting is used for financial reporting and the cash basis is used for income tax reporting. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the year plus or minus the change during the year in deferred tax assets and liabilities. There is no income tax due or refundable at October 31, 2009.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

---

### 2. RELATED PARTY TRANSACTIONS

The Company pays a management fee to a company owned by the sole shareholder. Management fees charged for 2009 were $67,604.

The Company leases office space on a month-to-month basis from a party related through common ownership. The amount includes the maintenance, property taxes and other costs associated with the space. Rent expense for 2009 was $1,781.

### 3. NET CAPITAL

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $5,000 at October 31, 2009, and requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. At October 31, 2009, the Company's net capital is $7,043, which was $2,043 in excess of the required amount of net capital. The ratio of the Company's aggregate indebtedness to the Company's net capital is 0.00 to 1.0.

* * * * *

# SUPPLEMENTARY INFORMATION

## HEPFNER SECURITIES CORP.

### COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

**October 31, 2009**

| | |
|---|---|
| **Net capital** | |
| Total shareholder's equity qualified for net capital | $ 7,043 |
| Add allowable credits | - |
| Total capital and allowable credits | 7,043 |
| Deduct non-allowable assets - other | - |
| Net capital before haircuts on securities positions | 7,043 |
| Less haircuts on securities positions | - |
| **Net capital** | **$ 7,043** |
| **Aggregate indebtedness** | |
| Items included in statement of financial condition | $ - |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | |
| Minimum net capital required (the greater of $5,000 or 6.67% of aggregate indebtedness) | $ 5,000 |
| Excess Net Capital | $ 2,043 |
| RATIO - AGGREGATE INDEBTEDNESS TO NET CAPITAL | 0.0000% |

There was no difference in net capital reported in these financial statements and the October 31, 2009 focus report.

See independent auditors report.

Rehmann

5750 New King St., Suite 200
Troy, MI 48098
Ph: 248.952.5000
Fx: 248.952.5750
www.rehmann.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3**

November 29, 2009

Board of Directors
Hepfner Securities Corp.
Troy, Michigan

In planning and performing our audit of the financial statements of ***Hepfner Securities Corp.*** (the "Company") for the year ended October 31, 2009, in accordance with Public Company Accounting Oversight Board auditing standards, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be internal weaknesses. However, we noted the following matter involving the accounting system and control procedures that we considered to be a material weakness as defined above:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and this report on such condition does not modify our opinion dated November 24, 2009, on such financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulation Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.



# HEPFNER SECURITIES CORP.
**Auburn Hills, Michigan**

**FINANCIAL STATEMENTS**
**AND**
**SUPPLEMENTARY INFORMATION**
**AND**
**INDEPENDENT AUDITORS' REPORT ON**
**INTERNAL CONTROL**
**REQUIRED BY SEC RULE 17a-5**

**For the Year Ended**
**October 31, 2009**



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